Exhibit 99.1

Le Gaga Earnings Release for the Three Months Ended June 30, 2012 and
Announcement of Change of Fiscal Year End
August 27, 2012

HONG KONG, August 27, 2012 - Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), a leading greenhouse vegetable producer in China, today announced its unaudited financial results for the three months ended June 30, 2012. 1 The Company further announced a change in fiscal year end from March 31 to June 30.

Highlights of the Three Months Ended June 30, 2012

•	Revenue remained stable from RMB123.3 million for the three months ended June 30, 2011 compared to RMB123.2 million (US$19.4 million) for the three months ended June 30, 2012.

•	Profit for the period was RMB12.6 million for the three months ended June 30, 2011, as compared to a loss for the period of RMB8.5 million (US$1.3 million) for the three months ended June 30, 2012.

•

Adjusted profit for the period[2] (non-IFRS measure) decreased by 15.3% from RMB41.0 million for the three months ended June 30, 2011 to RMB34.7 million (US$5.5 million) for the three months ended June 30, 2012. A reconciliation of the adjusted profit for the period to profit/(loss) for the period determined in accordance with IFRS is set forth in Appendix V.

•

Adjusted EBITDA[3] (non-IFRS measure) remained stable from RMB56.2 million for the three months ended June 30, 2011 compared to RMB56.1 million (US$8.8 million) for the three months ended June 30, 2012. A reconciliation of the adjusted EBITDA to profit/(loss) for the period determined in accordance with IFRS is set forth in Appendix VI.

[1]

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3530 to US$1.00, the effective noon buying rate as of June 29, 2012 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

[2]

Defined as profit/(loss) for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.

[3]

Defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.

Le Gaga Earnings Release for the Three Months Ended June 30, 2012 and

Announcement of Change of Fiscal Year End

August 27, 2012

•

Basic and diluted loss per share was RMB0.37 cents (0.06 US cents) for the three months ended June 30, 2012. Basic and diluted loss per ADS[4] was RMB18.5 cents (2.91 US cents) for the three months ended June 30, 2012.

•	Cash generated from operating activities decreased by 35.3% from RMB82.5 million for the three months ended June 30, 2011 to RMB53.4 million (US$8.4 million) for the three months ended June 30, 2012.

•	Revenue-per-mu increased from RMB6,046 for the three months ended June 30, 2011 to RMB6,129 for the three months ended June 30, 2012.

•	Production output decreased from 41,592 metric tons for the three months ended June 30, 2011 to 34,947 metric tons for the three months ended June 30, 2012.

•

Our product mix shifted further towards solanaceous vegetables. Solanaceous vegetables sold to third parties in the PRC mainland increased from 60% for the three months ended June 30, 2011 to 65% for the three months ended June 30, 2012 of total revenue.

•

Average selling price (ASP) of vegetables sold to third parties in the PRC mainland increased by 26.2% from 2.79 RMB/kg for the three months ended June 30, 2011 to 3.52 RMB/kg for the three months ended June 30, 2012.

•	Total arable land as of June 30, 2012 was 26,124 mu (1,742 hectare), representing an increase of 1,061 mu compared to March 31, 2012, and an increase of 4,172 mu compared to June 30, 2011.

•	Total greenhouse area as of June 30, 2012 was 8,915 mu (594 hectare), representing an increase of 300 mu compared to March 31, 2012 and an increase of 1,765 mu compared to June 30, 2011.

[4]	American depositary shares, which are traded on the NASDAQ Global Select Market, each represents 50 ordinary shares of the Company.

Le Gaga Earnings Release for the Three Months Ended June 30, 2012 and

Announcement of Change of Fiscal Year End

August 27, 2012

Mr. Shing Yung Ma, the Chairman and CEO of Le Gaga, commented, “During the three months ended June 30, 2012 we have completed the annual cycle of solanaceous plantation. As a result of the poor weather conditions from January through May, selling prices were very strong during the months of April and May but sales volume significantly down. As a result of continued poor weather conditions in April and May, the greenhouse construction experienced delay and the area of land in operation during the period and thus our revenue was lower than expected. Very low prices during the month of June further contributed to lower than expected revenue for the period.

As of June 30, 2012 we still had a large area of land under construction and land improvement and greenhouse construction on these lands are on-going. In preparation for the next annual cycle of solanaceous plantation, we are spending much effort to further develop our greenhouse production system. This includes adding additional ventilation capabilities to existing greenhouses, upgrading and construction of additional nursery greenhouses and initiating trials for new production techniques for peppers and tomatoes. Due to our increased focus on off-season solanaceous vegetables, we will see a further increase in seasonality of our revenue. We are concentrating our land resting and sanitation in the summer months and more planting of solanaceous products in August and September will further reduce our ability to generate revenues during those months. As a result, the winter months will account for an even higher percentage of our annual revenue.”

Mr. Auke Cnossen, the CFO of Le Gaga, added, “Our loss for the three months ended June 30, 2012 resulted from a negative net impact of biological assets fair value adjustment. The negative net impact was due to the switch from high value crops on our field during the winter months to lower value crops grown during the summer, more pronounced seasonality, and improvements in planting methods and schedules which resulted in a larger gain recognized in prior periods. The low vegetable market prices at the end of June further reduced the value of crops on land at the end of the period and thus increased the fair value change. Although our total revenue did not increase due to a decrease in average operating land and lower prices in June, revenue per mu, a key performance indicator for our company, increased slightly compared to last year due to product mix improvement. Despite the increased size of our operations compared to a year ago, which increased our fixed cost, our Adjusted Cost of Inventories Sold decreased as a percentage of revenue and our Adjusted EBITDA margin remained stable.”

Le Gaga Earnings Release for the Three Months Ended June 30, 2012 and

Announcement of Change of Fiscal Year End

August 27, 2012

Summary of Operating Data

	As of June 30, 2011	As of March 31, 2012	As of June 30, 2012
Arable land (1)
- Operating land	20,735 mu	20,013 mu	20,110 mu
	(1,382 hectare)	(1,334 hectare)	(1,341 hectare)
- Land under construction or reserved	1,217 mu	5,050 mu	6,014 mu
	(81 hectare)	(337 hectare)	(401 hectare)
- Total	21,952 mu	25,063 mu	26,124 mu
	(1,463 hectare)	(1,671 hectare)	(1,742 hectare)

Greenhouse area (2)
- Total	7,150 mu	8,615 mu	8,915 mu
	(477 hectare)	(574 hectare)	(594 hectare)

Greenhouse area as a percentage of
- Operating land	34.5%	43.0%	44.3%
- Total arable land	32.6%	34.4%	34.1%

	Three Months Ended June 30,
	2011	2012

Total production output (metric tons)	41,592	34,947
Production yield (metric tons per mu)	2.0	1.7
Revenue-per-mu (RMB)	6,046	6,129

(1)	Land under construction or reserved includes (i) newly leased land which has not yet been put into production and is either under construction or in reserve for future development, and (ii) land which we plan to return and is not in operation.

As of June 30, 2012, we had 5,086 mu of newly leased land and 928 mu of land which we plan to return.

(2)	As of June 30, 2011, there were 789 mu bamboo-made greenhouses and 6,361 mu steel-made greenhouses.

As of March 31, 2012, there were 450 mu bamboo-made greenhouses and 8,165 mu steel-made greenhouses.

As of June 30, 2012, there were 450 mu bamboo-made greenhouses and 8,465 mu steel-made greenhouses.

Le Gaga Earnings Release for the Three Months Ended June 30, 2012 and

Announcement of Change of Fiscal Year End

August 27, 2012

Financial Results for the Three Months Ended June 30, 2012

Revenue decreased by RMB0.1 million, or 0.1%, from RMB123.3 million for the three months ended June 30, 2011 to RMB123.2 million (US$19.4 million) for the three months ended June 30, 2012. The slight change in revenue was primarily attributable to the offsetting effect of (1) an increase in revenue-per-mu from RMB6,046 for the three months ended June 30, 2011 to RMB6,129 (US$965) for the three months ended June 30, 2012, which in turn was due to an increase in average selling price of our produce, and (2) a decrease in average operating land from 20,569 mu for the three months ended June 30, 2011 to 20,062 mu for the three months ended June 30, 2012.

The increase in revenue-per-mu and average selling price for the three months ended June 30, 2012 was primarily driven by (1) increased greenhouse coverage, which lead to (a) better product mix, i.e., more solanaceous products and (b) improved quality of our products, (2) enhanced cultivation know-how, and (3) market inflation.

	Three Months Ended June 30,
	2011		2012
	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)
PRC revenue[5]
Solanaceous	60%	3.27	65%	3.88
Leafy	21%	2.13	29%	2.92
Cruciferous	10%	2.19	4%	3.19
Others	2%	3.57	1%	8.50

Sub-total	93%	2.79	99%	3.52
Hong Kong revenue	7%		1%

Total	100%		100%

We primarily grow solanaceous vegetables (primarily peppers and tomatoes) and green leafy vegetables during the period ended June 30. Solanaceous vegetables generally have a higher selling price per kg. Due to increased greenhouse coverage, more revenue from high quality solanaceous vegetables was generated for the three months ended June 30, 2012 compared to the three months ended June 30, 2011. Furthermore, within the solanaceous category we grew more specialty products such as small snack tomatoes. These products have higher selling prices but lower volume per mu. Due to the poor weather, we planted more leafy and less cruciferous product during the period as compared to the three months ended June 30, 2011. However, leafy product prices dropped during the month of June, thus affecting revenue.

[5]	Defined as revenue from sales of respective products in the PRC mainland to external customers

Le Gaga Earnings Release for the Three Months Ended June 30, 2012 and

Announcement of Change of Fiscal Year End

August 27, 2012

Cost of inventories sold increased by RMB1.7 million, or 1.6%, from RMB106.3 million for the three months ended June 30, 2011 to RMB108.0 million (US$17.0 million) for the three months ended June 30, 2012.

Adjusted cost of inventories sold6 (non-IFRS measure) decreased by RMB0.9 million, or 1.8%, from RMB46.9 million for the three months ended June 30, 2011 to RMB46.0 million (US$7.2 million) for the three months ended June 30, 2012. Adjusted cost of inventories sold as a percentage of revenue decreased from 38.0% for the three months ended June 30, 2011 to 37.3% for the three months ended June 30, 2012, primarily due to (1) increased greenhouse coverage and improved production techniques reducing variable inputs such as seeds and land film as a percentage of revenue, which was partially offset by an increase in overhead costs, and (2) reduced purchases of third party product due to our decision to cease Hong Kong concessionairy sales.

A reconciliation of adjusted cost of inventories sold to cost of inventories sold determined in accordance with IFRS is set forth in Appendix IV.

	Three Months Ended June 30,
	2011	2012
	RMB	RMB	US$

Biological assets fair value adjustment included in cost of inventories sold	(59,405)	(61,963)	(9,753)

Changes in fair value less costs to sell of biological assets	36,163	22,964	3,615

Net impact of biological assets fair value adjustment	(23,242)	(38,999)	(6,138)

The net impact of the biological assets fair value adjustment represents the net increase or decrease in gain from fair value less costs to sell of crops on our farmland at the end of the reporting period compared to the end of the immediately preceding reporting period.

[6]	Defined as cost of inventories sold before biological assets fair value adjustment

Le Gaga Earnings Release for the Three Months Ended June 30, 2012 and

Announcement of Change of Fiscal Year End

August 27, 2012

A net loss of RMB39.0 million was recognized arising from biological assets fair value adjustment for the three months ended June 30, 2012, as compared to a net loss of RMB23.2 million recognized for the three months ended June 30, 2011.

The net loss of RMB39.0 million for the three months ended June 30, 2012 primarily arose from the change in product mix from solanaceous to leafy products because the season for solanaceous products ended during the three months ended June 30, 2012. Therefore, the value of crops on our farmland as of June 30, 2012, when compared with that of March 31, 2012 (the immediately preceding reporting period end) decreased, resulting in a negative net impact.

The larger negative net impact for the three months ended June 30, 2012 compared to that of the three months ended June 30, 2011 was primarily due to the more pronounced seasonality, primarily due to the higher concentration on solanaceous products. More pronounced seasonality resulted in a larger fair value gain recognized in preceding reporting periods, and thus a larger change in biological assets fair value is reflected in the three months ended June 30, 2012, when compared to the three months ended June 30, 2011. The low vegetable market prices at the end of June further reduced the value of crops on land at the end of the period and thus increased the fair value change resulting from switching from high value to low value crops.

Our packing expenses increased by RMB0.5 million, or 5.7%, from RMB8.4 million for the three months ended June 30, 2011 to RMB8.9 million (US$1.4 million) for the three months ended June 30, 2012, primarily due to an increase of RMB1.1 million in packing materials consumed.

Our land preparation costs increased by RMB5.9 million, or 83.9%, from RMB7.0 million for the three months ended June 30, 2011 to RMB12.9 million (US$2.0 million) for the three months ended June 30, 2012, which was primarily due to (1) an increase in greenhouse coverage which increased the unit land preparation cost and (2) an increase in the amount of land in reserve or under construction due to new farm bases added.

Our selling and distribution expenses decreased by RMB2.4 million, or 26.6%, from RMB8.9 million for the three months ended June 30, 2011 to RMB6.5 million (US$1.0 million) for the three months ended June 30, 2012, which was primarily due to (1) a decrease of RMB1.5 million in salary and commission payments as we ceased our concessionary sales in Hong Kong and (2) poor weather conditions, resulting in higher prices but lower volumes, which resulted in lower distribution costs.

Our administrative expenses decreased by RMB1.2 million, or 8.4%, from RMB14.4 million for the three months ended June 30, 2011 to RMB13.2 million (US$2.1 million) for the three months ended June 30, 2012, primarily due to (1) a decrease of RMB0.9 million in equity-settled share-based compensation and (2) a decrease of RMB0.5 million in legal and professional fees.

Le Gaga Earnings Release for the Three Months Ended June 30, 2012 and

Announcement of Change of Fiscal Year End

August 27, 2012

As a result of the foregoing factors, we recorded a loss of RMB8.5 million (US$1.3 million) for the three months ended June 30, 2012 compared to a profit of RMB12.6 million for the three months ended June 30, 2011.

Adjusted profit for the period decreased by 15.3%, from RMB41.0 million for the three months ended June 30, 2011 to RMB34.7 million (US$5.5 million) for the three months ended June 30, 2012.

Basic and diluted loss per share was RMB0.37 cents (0.06 US cents) for the three months ended June 30, 2012.

Our operating cash inflow decreased by RMB29.1 million, or 35.3%, from RMB82.5 million for the three months ended June 30, 2011 to RMB53.4 million (US$8.4 million) for the three months ended June 30, 2012, primarily resulting from (1) a decrease of RMB18.2 million in cash received due to a positive effect from trade receivables balances from March 31, 2011 to June 30, 2011, and (2) an increase of RMB10.9 million in cash paid for our cost of revenue and operating expenses.

Cash used in investing activities decreased by RMB47.0 million, or 41.9%, from RMB112.2 million for the three months ended June 30, 2011 to RMB65.2 million (US$10.3 million) for the three months ended June 30, 2012. The net cash outflow of RMB65.2 million for the three months ended June 30, 2012 was primarily due to our payment for construction in progress and prepayments for construction works totalling RMB60.9 million, which mainly consisted of (1) payment for construction of greenhouses of RMB43.3 million, (2) payment of RMB6.7 million for land improvements, and (3) payment for agricultural infrastructure of RMB6.1 million.

Recent Developments

The Company reviews the productivity and efficiency of the utilization of its resources for each of its existing farms on a regular basis. We have decided to dispose of farms with a total land area of 2,242 mu during the period ended September 30, 2011. During the three months ended March 31, 2012 we sold our Shantou subsidiary, with a total land area of 1,314 mu. We are currently in the process of returning the remaining 928 mu of farm land to the landlords.

Change of Fiscal Year End from March 31 to June 30

On August 24, 2012, the Company’s board of directors approved a change in the Company’s fiscal year end from March 31 to June 30. The new fiscal year end was changed to align the Company’s fiscal reporting period and its annual budget planning with those of our production and sales cycles. The Company will file a transition report on Form 20-F covering the transition period from March 31, 2012 to June 30, 2012.

Le Gaga Earnings Release for the Three Months Ended June 30, 2012 and

Announcement of Change of Fiscal Year End

August 27, 2012

Business Outlook for the Fiscal Year Ending June 30, 2013

In recent periods, we have been increasingly specializing in off-season production of higher-value greenhouse products, which are generally sold at higher prices during the winter months. We have been moving away from producing a broader mix of lower value vegetables that would generate revenues more evenly throughout the year. As a result, our results of operations are subject to increasing seasonal fluctuations, with our sales volume and average selling prices generally higher in the winter season. Although our greenhouses, compared to open field farming, provide us more control over the cultivation environment and harvests and allow us to better capture the higher off-season prices, the timing of harvests during the off-season and thus revenues depend on external factors such as market demand and weather. As a result of the increasing seasonal fluctuations, our interim results may not be indicative of our business and financial performance for a full year. As we manage our operations to maximize annual revenue and profit per mu, we believe it is more useful to provide annual guidance rather than quarterly guidance.

The Company estimates that its revenue for the fiscal year ending June 30, 2013 will be between RM600 million and RMB630 million, representing a year over year growth rate for the 12 months ending June 30, 2013 compared to the 12 months ended June 30, 2012 of approximately 15.5% to 21.3%. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Le Gaga Earnings Release for the Three Months Ended June 30, 2012 and

Announcement of Change of Fiscal Year End

August 27, 2012

Conference Call

The Company will host a conference call at 8:00 a.m. ET on August 27, 2012 (8:00 p.m. Hong Kong Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

•	+1 866 549 1292 (U.S. Toll Free)

•	+400 681 6949 (China Toll Free)

•	+852 3005 2050 (International)

•	Pass Code: 534242#

Please dial-in approximately 10 minutes in advance to facilitate an on-time start.

A replay will be available for two weeks after the call and may be accessed via:

•	+852 3005 2020

•	Passcode: 135415#

A live and archived webcast of the call, as well as a presentation with the Company’s financial results will be available on the Company’s website at www.legaga.com.hk/html/index.php.

About Le Gaga Holdings Limited (Nasdaq:GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Le Gaga Earnings Release for the Three Months Ended June 30, 2012 and

Announcement of Change of Fiscal Year End

August 27, 2012

Safe Harbor Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “will,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expect,” “intend” and “future” or similar expressions. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated October 28, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to lease farmland or forestland; the legality or validity of the Company’s leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for the Company’s products; risks attributable to our growth strategies, including increasing our greenhouse coverage, increasing our production scale, strengthening our sales, marketing and distribution efforts, focusing on high quality off-season products, improving our product mix, and expanding our research and development capability; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its final prospectus, dated October 28, 2010.

Use of Non-IFRS measures

Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture”, or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of adjusted cost of inventories sold to IFRS cost of inventories sold is set forth in Appendix IV.

Le Gaga Earnings Release for the Three Months Ended June 30, 2012 and

Announcement of Change of Fiscal Year End

August 27, 2012

Adjusted profit for the period represents profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe that separate analysis of the net impact of the biological assets fair value adjustments, non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. A reconciliation of adjusted profit for the period is set forth in Appendix V.

Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders. A reconciliation of the adjusted EBITDA to profit/(loss) for the period is set forth in Appendix VI.

Contact Information

For further information, please contact:

PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

Appendix I

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Income Statements

For the three months ended June 30, 2011 and 2012

	Three Months Ended June 30,
	2011	2012
	RMB	RMB	US$
	(In thousands, except per share data)

Revenue	123,332	123,248	19,400
Cost of inventories sold	(106,276)	(107,983)	(16,997)
Changes in fair value less costs to sell related to
Crops harvested during the period	13,173	5,067	798
Growing crops on the farmland at the period end	22,990	17,897	2,817
Total changes in fair value less costs to sell of biological assets	36,163	22,964	3,615
Packing expenses	(8,431)	(8,913)	(1,403)
Land preparation costs	(7,008)	(12,887)	(2,028)
Other income	135	466	73
Research and development expenses	(2,061)	(2,291)	(361)
Selling and distribution expenses	(8,882)	(6,516)	(1,026)
Administrative expenses	(14,361)	(13,155)	(2,071)
Other expenses	(133)	(132)	(21)

Results from operating activities	12,478	(5,199)	(819)
Finance income	2,937	909	143
Finance costs	(2,787)	(4,046)	(637)

Net finance income/(costs)	150	(3,137)	(494)
Profit/(loss) before taxation	12,628	(8,336)	(1,313)
Income tax expense	—	(128)	(20)

Profit/(loss) for the period	12,628	(8,464)	(1,333)

Earnings/loss per share (in cents)
Basic	0.55	(0.37)	(0.06)

Diluted	0.53	(0.37)	(0.06)

Weighted average number of shares outstanding:
Basic	2,293,591,000	2,281,430,300	2,281,430,300

Diluted	2,381,980,093	2,281,430,300	2,281,430,300

Earnings/loss per ADS (in cents)
Basic	27.50	(18.50)	(2.91)

Diluted	26.50	(18.50)	(2.91)

Weighted average number of ADSs outstanding:
Basic	45,871,820	45,628,606	45,628,606

Diluted	47,639,602	45,628,606	45,628,606

Appendix II

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

As of March 31 and June 30, 2012

	March 31, 2012	June 30, 2012
	RMB	RMB	US$
	(In thousands)
Non-current assets
Property, plant and equipment	693,297	700,245	110,223
Construction in progress	52,441	68,627	10,802
Lease prepayments	1,263	1,256	198
Long-term deposits and prepayments	142,754	163,494	25,735
Biological assets	7,697	7,833	1,233
Deferred tax assets	2,060	1,943	306

Total non-current assets	899,512	943,398	148,497

Current assets
Biological assets	77,097	30,709	4,834
Inventories	11,193	16,427	2,586
Trade and other receivables	59,861	64,566	10,162
Cash	520,475	504,506	79,412

Total current assets	668,626	616,208	96,994

Total assets	1,568,138	1,559,606	245,491

Equity
Capital	692,833	692,833	109,056
Reserves	745,838	742,820	116,924

Total equity	1,438,671	1,435,653	225,980

Non-current liabilities
Bank loan	75,875	61,998	9,759

Current liabilities
Bank loan	10,000	24,307	3,826
Trade and other payables	37,055	31,111	4,897
Current taxation	6,537	6,537	1,029

Total current liabilities	53,592	61,955	9,752

Total liabilities	129,467	123,953	19,511

Total equity and liabilities	1,568,138	1,559,606	245,491

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the three months ended June 30, 2011 and 2012

	Three Months Ended June 30,
	2011	2012
	RMB	RMB	US$
	(In thousands)
Operating activities
Profit/(loss) before taxation	12,628	(8,336)	(1,313)

Adjustments for:
Amortization of lease prepayments	26	14	2
Depreciation	15,329	18,065	2,844
Equity settled share-based transactions	5,124	4,192	660
Changes in fair value less costs to sell of biological assets	(36,163)	(22,964)	(3,615)
Interest income	(292)	(909)	(143)
Interest expense	2,787	2,792	439
Net loss on disposal of property, plant and equipment	73	79	12
Foreign exchange (gain)/loss	(1,326)	330	52

	(1,814)	(6,737)	(1,062)

Changes in current biological assets due to plantations	(40,731)	(37,627)	(5,923)

Changes in inventories, net of effect of harvested crops transferred to inventories	100,987	102,089	16,069
Decrease/(increase) in trade and other receivables	15,706	(4,724)	(744)
Decrease in long-term deposits and prepayments	3,033	3,192	502
Increase/(decrease) in trade and other payables	5,277	(2,842)	(444)

Cash generated from operations	82,458	53,351	8,398

Income tax paid	—	—	—

Net cash generated from operating activities	82,458	53,351	8,398

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the three months ended June 30, 2011 and 2012

	Three Months Ended June 30,
	2011	2012
	RMB	RMB	US$
	(In thousands)
Investing activities
Interest received	292	909	143
Plantations of non-current biological assets	(518)	(480)	(76)
Payment for the purchase of property, plant and equipment	(3,751)	(4,746)	(747)
Payment for construction in progress	(109,244)	(60,904)	(9,587)
Proceeds from disposal of property, plant and equipment	1,000	—	—

Net cash used in investing activities	(112,221)	(65,221)	(10,267)

Financing activities
Interest paid	(5,378)	(5,305)	(835)
Repayment of bank loans	(6,000)	—	—

Net cash used in financing activities	(11,378)	(5,305)	(835)

Net decrease in cash	(41,141)	(17,175)	(2,704)

Cash at beginning of the period	598,722	520,475	81,926

Effect of foreign exchange rate changes	(6,090)	1,206	190

Cash at June 30	551,491	504,506	79,412

Appendix IV

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted cost of inventories sold to cost of inventories sold

For the three months ended June 30, 2011 and 2012

	Three Months Ended June 30,
	2011	2012
	RMB	RMB	US$
	(In thousands)
Cost of inventories sold	(106,276)	(107,983)	(16,997)
Less: biological assets fair value adjustment	59,405	61,963	9,753

Adjusted cost of inventories sold	(46,871)	(46,020)	(7,244)

Appendix V

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted profit for the period to profit/(loss) for the period

For the three months ended June 30, 2011 and 2012

	Three Months Ended June 30,
	2011	2012
	RMB	RMB	US$
	(In thousands)
Profit/(loss) for the period	12,628	(8,464)	(1,333)

Add:
Non-cash share-based compensation	5,124	4,192	660
Net impact of biological assets fair value adjustment	23,242	38,999	6,138

Adjusted profit for the period	40,994	34,727	5,465

Appendix VI

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted EBITDA to profit/(loss) for the period

For the three months ended June 30, 2011 and 2012

	Three Months Ended June 30,
	2011	2012
	RMB	RMB	US$
		(In thousands)
Profit/(loss) for the period	12,628	(8,464)	(1,333)
Add:
Amortization of lease prepayments	26	14	2
Depreciation	15,329	18,065	2,844
Finance costs	2,787	4,046	637
Income tax expense	—	128	20
Non-cash share-based compensation	5,124	4,192	660
Biological assets fair value adjustment included in cost of inventories sold	59,405	61,963	9,753
Less:
Finance income	(2,937)	(909)	(143)
Changes in fair value less costs to sell of biological assets	(36,163)	(22,964)	(3,615)

Adjusted EBITDA	56,199	56,071	8,825